December 19, 2012

VIA EDGAR

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fifth Third Bancorp
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 001-33653

Dear Ms. Hayes:

We are writing in response to your letter dated November 27, 2012 related to the Schedule 14A filed March 8, 2012 (the “2012 Proxy Statement”) of Fifth Third Bancorp (“Fifth Third,” the “Registrant” or the “Bancorp”) and our letter to you dated August 16, 2012. In accordance with your request, we have responded to each of the comments included in your letter. Our responses to each of the items noted in your letter are detailed below.

Additionally, the Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Schedule 14A filed March 8, 2012

2011 Long-Term Equity-based Compensation, page 26

1. We note your response to comment 1 of our August 2, 2012 letter, namely your statement that in future filings you will describe NEO-specific objectives and results where they play a “significant role” in the committee’s decision making process. Please note that we believe disclosure of all objectives considered is material to an investor’s understanding of the company’s compensation policies and process. Please confirm that, in the future, you will disclose all objectives considered by the committee in making award determinations for named executive officers.

We agree with the Staff that disclosure of NEO-specific objectives considered in making award determinations contribute to investor’s understandings of the Company’s compensation policies and processes.

We therefore confirm that, in the future, we will disclose the objectives that were considered in the compensation committee’s award determinations in accordance with Item 402(b) of Regulation S-K.

2. We note the draft disclosure provided in response to comment 1 of our August 2, 2012 comment letter. The descriptions of your objectives appear vague and lack specificity. For example, you have referenced objectives “tied to Company financial performance, operational effectiveness…,” objectives “concerning balance sheet, capital and financial management….,” objectives “concerning loan and deposit growth…” To the extent that the objectives conveyed to your named executive officers referenced specific measures and/or were quantified, the disclosures in your proxy statements should also reference specific measures and/or be quantified. Please revise your disclosures accordingly.

As noted in our prior draft disclosure, individual performance was one factor taken into account by the compensation committee when making long-term equity based compensation (“LTI”) awards in April 2011. The individual performance objectives taken into account in making LTI awards were not a set of specific objectives or goals that were measured and then tied to specific levels of LTI awards and conveyed to the named executive officers. The individual performance objectives are conveyed without a formulaic tie between a particular objective and result or an amount or level of awards of long-tem equity based compensation. The final assessments of individual performance used by the Committee in making LTI awards (i.e. “far above”, “above”, “meets”, “below” or “far below” expectations) were based on subjective reviews of actions taken and/or results achieved in light of a set of wide-ranging performance objectives (such as “company-wide talent assessment implemented” under the category of “performance and talent management”) that are used for general performance management and that were not specifically designed for or tied to the determination of LTI awards. As conveyed in our response, the long-tem equity based compensation awards are not based on a formula, but rather the Committee may choose to make an award higher or lower than the target based on this qualitative assessment of the comprehensive annual performance evaluation of the executives. As the qualitative assessment of the annual performance reviews of the named executive officers indicated strong performance, the Committee made LTI awards at target and didn’t raise or lower the amount. To further clarify this and to properly convey to investors the role that consideration of individual performance played in the committee’s LTI award determination, we have prepared the modified proposed disclosure from our August 16, 2012 letter attached as Exhibit A hereto. We believe this modified proposed disclosure provides the information in a manner and at a level of detail that is in keeping with the requirements of

Item 402(b). Language modified from our original statements in our 2012 proxy statement is in italics and language further modified from our August 16th response is also underlined.

If you should have any additional questions or require any further information, please do not hesitate to call me at (513) 534-6765 or H. Samuel Lind, Vice President and Counsel, at (513) 534-3719.

Sincerely,

/s/ JAMES R. HUBBARD
James R. Hubbard
Senior Vice President and Chief Legal Officer

cc:	Laura S. Crotty, Division of Corporation Finance
Vedder Price P.C.
Deloitte & Touche LLP

Exhibit A

Page 26, Revision to first paragraph under “2011 Long-term Equity-based Compensation”

Long-term Equity-Based Incentive Compensation. The objective of the long-term equity-based incentive program is to align executives’ interests with shareholders’ interests and to link executive wealth accumulation with the long-term performance of the Company. Target award levels are established at the beginning of the year for each Executive Officer based primarily on market median target awards, and actual awards are made based on such target award levels and Company performance. The Committee may also consider qualitative assessments of the individual performance of each Executive Officer to raise or lower their awards from target award levels.

Page 27, Revisions to third and fourth paragraphs; additional disclosure inserted prior to fifth paragraph

Long-term equity-based incentive compensation awards for the Named Executive Officers are made to align the focus and rewards with the interests of the Company’s shareholders and to facilitate share ownership among Named Executive Officers. Target awards are established based on market median compensation for each position, and the values awarded represent the reward opportunity that may be realized only with commensurate performance. Award levels are not automatically made at target. The actual award levels are based on Company performance and the Committee may also include qualitative assessments of the individual performance of each Named Executive Officer in areas such as:

•	The Company’s revenue and expense results

•	Division’s revenue and expenses vs. budget

•	Internal and external customer service levels

•	Performance relative to the Company’s strategic initiatives

•	Results related to specific individual responsibilities

The Chief Executive Officer recommends the award levels for the other Named Executive Officers and the Committee makes the final award determination for all Named Executive Officers. The award considerations are not based on a formula. Rather the Committee may choose to make the actual award higher or lower than the target award based on the qualitative assessment of performance in areas such as the factors described above. The Committee believes that by including a performance element as part of the upfront grant process, the Company is able to further reinforce the pay-for- performance objective of the long-term incentives.

When making the final determination to grant long-term equity incentive compensation awards at target level in April 2011, the Committee had the benefit of information relating to market median compensation levels, Company financial performance during 2010 and a qualitative assessment of individual performance from the Board of Directors with respect to the Chief Executive Officer and from the Chief Executive Officer with respect to the other Named Executive Officers.

The individual qualitative performance assessments indicated the strong performance of each of the Named Executive Officers relative to the following objectives:

For Mr. Kabat: Leadership and performance as Chief Executive Officer relating to objectives tied to Company financial performance, operational effectiveness, customer service levels and promotion of core values of accountability, integrity and teamwork.

For Mr. Poston: Leadership and execution as Executive Vice President and Chief Financial Officer relating to objectives concerning balance sheet, capital and financial management, strategic initiatives, maintaining a strong financial team and promotion of core values.

For Mr. Carmichael: Leadership and execution as Executive Vice President and Chief Operating Officer relating to objectives tied to Company and line of business financial performance, improving the strategic planning process, customer service levels, team work across divisional and functional areas, and promotion of core values.

For Mr. Sullivan: Leadership and execution as Executive Vice President and President of Fifth Third Bank (Cincinnati) relating to objectives concerning loan and deposit growth and overall financial performance of the Cincinnati business, team building and effectiveness and promotion of core values.

For Mr. Reynolds: Leadership and execution as Executive Vice President and Chief Administrative Officer relating to objectives concerning TARP compliance, Community Reinvestment Act and Fair Lending, Bancorp cost reduction initiatives, and the execution of “One Bank” strategy; as well as talent development and promotion of core values.

After reviewing these qualitative assessments, along with market median compensation levels and Company financial performance during 2010, the Committee granted long-term equity incentive compensation awards at target levels and did not raise or lower the amounts based on the qualitative assessments of performance.